Mail Stop 3561

April 27, 2006

Via U.S. Mail

Ruediger Albrecht
President
Isdera, North America, Inc.
50 Pine Drive
Cold Spring Harbor, NY 11724

Re: Isdera, North America, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed April 13, 2007
File No. 333-138059

Dear Mr. Albrecht,

We have reviewed your responses to the comments in our letter dated January 5, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Management, page 14

1. We note your disclosure on page 11 that neither you nor Mr. Albrecht have any connection with Isdera GMBH.   We reissue comment 7 of our letter dated January 5, 2007. Please comprehensively revise your description of Mr. Albrecht's business experience to clarify that neither he nor the company is associated with Isdera GMBH. We note in this section that you still state that he and the company represent Isdera GMBH, are responsible for all sales and services of the North American market, and that Mr. Albrecht has acted as coordinator between customers, representatives, etc., in his role as president of the company.

Offering by Selling Shareholders, page 17

2. We reissue comment 11 of our letter dated January 5, 2007. The last column of the beneficial ownership table should indicate the percentage of beneficial ownership after *completion* of the offering. Please explain why footnote 4 assumes that no shares will be sold by Wiebke Albrecht and that she will continue to own 29.1% of the company.

Report of Registered Public Accounting Firm, page F-2

3. Reference is made to the third and fourth paragraphs in the auditor's opinion. Please revise to include the correct dates of the audited financial statements (i.e., June 30, 2006 and 2005) in the third and fourth paragraphs of the auditor's opinion. Also, as previously requested, please revise your Expert section on page 21 to include the correct date of the audited financial statements and the auditor's report.

Statement of Operations, page F-4

4. Along with the unaudited statement of operations and cash flows for the six month interim period ended December 31, 2006, currently presented in your filing, please also include the comparable period of the preceding fiscal year (i.e., the six month period ended December 31, 2005) in accordance with Item 310(b) of Regulation S-B.

Item 26 Recent Sales of Unregistered Securities, page 26

5. Item 701 of Regulation S-B requires you to provide information for all securities that you sold within the past three years without registering the securities under the Securities Act. Please revise to include the information regarding your sales of shares to Albrecht, Kingsgate and Eastern Glow.

Other

6. In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

7. Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Ruediger Albrecht
Isdera, North America, Inc.
April 27, 2006
Page 3

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Sara Kalin at (202) 551-3454 with any other questions.

                                        Regards,

                                        Sara Kalin
                                        Branch Chief

cc: Michael S. Krome, Esq.
        Fax: (631) 737-8382